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                                                            SEC FILE NUMBER
                                                             033-07456-LA
                                                   -----------------------------
                                                             CUSIP NUMBER
                                                              81370G 10 6
                                                   -----------------------------

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one):    |X|Form 10-K    |_|Form 20-F    |_|Form 11-K
                |_|Form 10-Q    |_|Form N-SAR   |_|Form N-CSR

For Period Ended: DECEMBER 31, 2004

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION
Securac Corp.

--------------------------------------------------------------------------------

Full Name of Registrant

--------------------------------------------------------------------------------

Former Name if Applicable

2500, 520 - 5th Avenue S.W.

--------------------------------------------------------------------------------

Address of Principal Executive Office (Street and Number)

Calgary, Alberta T2P 3R7

--------------------------------------------------------------------------------

City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
[X] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was involved in a reverse acquisition of an operating company which closed in October 2004. As a result of the acquisition, the registrant must present audited financial information incorporating operating results for the combined company for a portion of the year, as well as full year operating results for the non-public, operating company. This presentation has resulted in extra work and unexpected delays in preparing the audited financial statements as well as other portions of the registrant's Annual Report on Form 10-KSB.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                 SEC 1344 (6/94)

--------------------------------------------------------------------------------

PART IV -- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

           Paul James Hookham         403          225-0403
           -------------------     ------------------------------
                (Name)            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                         |X|Yes        |_|No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         |X|Yes        |_|No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                                  Securac Corp.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 31, 2005                           By  /s/   Paul James Hookham
                                                    ----------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

--------------------------------------------------------------------------------

                             PART IV(3) EXPLANATION

Effective October 19, 2004, the registrant, Securac Corp. (formerly Applewood's Restaurants, Inc.), completed a share exchange with the shareholders of Securac Inc. The acquisition was recorded as a reverse acquisition by the registrant, and accounted for as required under the purchase method of accounting. The consolidated financial information for the years ended December 31, 2004 and 2003 that will be included in the Annual Report on Form 10-KSB of Securac Corp. for the year ended December 31, 2004 (the "2004 10-KSB") will reflect the operations of Securac Inc. for the full years, as well as the operations of Securac Corp. beginning as of October 19, 2004, the date of consummation of the acquisition. Because of the reverse acquisition and the registrant's lack of an operating business prior to the consummation thereof, the audited financial statements for 2004 to be included in the 2004 10-KSB will be materially different from the registrant's 2003 audited financial statements included in its Annual Report on Form 10-KSB filed for that year. Set forth below is an estimate of certain consolidated financial data to be reported in the registrant's 2004 10-KSB. Readers are cautioned that the 2004 audit is not yet complete, that the financial data presented below represents preliminary estimates only and that the 2004 audited financial data could differ materially from the data presented.

            Summary of Earnings                    Year Ended December 31, 2004   Year Ended December 31, 2003
---------------------------------------------      ----------------------------   ----------------------------
Net Sales                                            $     725,272                          $      527,096
Net Income (Loss)                                    $  (2,324,909)                         $   (1,264,730)
Net Income (Loss) per Common Share - Basic           $       (0.05)                         $        (0.12)
Net Income (Loss) per Common Share - Diluted         $       (0.05)                         $        (0.12)